

07010070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12454

Firm ID 3998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACK V. BUTTERFIELD INVESTMENT CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Jackson Street, Suite 100
(No. and Street)

Jackson, (City) Michigan (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. McCowen (517) 529-9869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

FEB 0 9 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCowen, Robert D.
(Name – *if individual, state last, first, middle name*)

8400 N. Shore Drive (Address) Clarklake (City) Michigan (State) 49234 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY


RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jack V. Butterfield Investment Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE SWIATLOWSKI
NOTARY PUBLIC, Jackson County, MI.
My Commission Expires April 22, 2013

Signature

President

Title

Aimee Swiatlowski

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. No longer required
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X (p) Condensed Customer Information - Statement of Financial Condition.

ROBERT D. McCOWEN

Certified Public Accountant
P.O. Box 197, 8400 N. Shore Drive
Clarklake, Michigan 49234
517/529-9869

Independent Auditor's Report

Board of Directors
Jack V. Butterfield Investment Co.

I have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Co., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Co., at December 31, 2006, and the results of their operations and their cash flow for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert D. McCowen, CPA

January 25, 2007

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 196,944
Cash - custodian account	218,573
Accounts receivable - customer and brokers (Note 2)	75,152
Accounts receivable - due from clearing	50,000
Accounts receivable - miscellaneous	51,858
Company owned securities (Note 12)	68,106
Prepaid expenses (Note 11)	7,880
Total current assets	668,513
PROPERTY AND EQUIPMENT - AT COST:	
Leasehold improvements	36,271
Furniture and fixtures	29,936
	66,207
Less: Accumulated depreciation	40,846
Total property and equipment	25,361
	$ 693,874

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable - customers and brokers (Note 2)	$ 1,366
Accounts payable	4,803
Accrued payroll taxes	8,535
Accrued profit sharing	31,629
Other accrued expenses	1,981
Note payable - Stockholder (Note 8)	272,259
Total current liabilities	320,573
STOCKHOLDER'S EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares; issued and outstanding 9,565 shares	9,565
Retained earnings	363,736
Total stockholder's equity	373,301
	$ 693,874

See accompanying notes to the financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

INCOME:	
Commissions - stock	$ 435,688
Commissions - mutual funds	941,712
Commissions - other	78,491
Profits - sale of securities	89,125
Miscellaneous	20,909
Total income	1,565,925
EXPENSES:	
Officer's salary	220,000
Commissions	187,948
Office salary	280,811
Payroll taxes	41,789
Group insurance	40,258
Promotion	12,763
Auto expense	17,794
Dues and subscriptions	37,677
Telephone	10,759
Office expenses	11,437
Postage	4,767
Professional fees	12,225
Insurance	10,045
Depreciation	9,476
Rent	22,032
Profit sharing	101,755
Contributions	1,225
Michigan Single Business Tax	13,473
Utilities and occupancy costs	13,826
Other taxes	5,327
Advertising	7,399
Miscellaneous	3,798
Total expenses	1,066,584
NET INCOME	$ 499,341
Earnings per share of Common Stock	$52.20

See accompanying notes to financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK				RETAINED		TOTAL STOCK-
		SHARES		AMOUNT		EARNINGS		HOLDER'S EQUITY

		SHARES		AMOUNT		RETAINED EARNINGS		TOTAL STOCK-HOLDER'S EQUITY
Balance - Beginning of year	$	9,565	$	9,565	$	363,736	$	373,301
Add: Net income for the year		-		-		499,341		499,341
Less: Dividend		-		-		(499,341)		(499,341)
Balance - End of year	$	9,565	$	9,565	$	363,736	$	373,301

See accompanying notes to financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 499,341
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,476
(Increase) decrease in:	
Accounts receivable	(17,511)
Securities owned	(14,054)
Prepaid expenses	(2,291)
Increase (decrease) in:	
Accounts payable	(3,581)
Accrued liabilities	3,695
Note payable - Stockholder	62,957
Net cash provided by operating activities	538,032
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(8,569)
CASH FLOWS FROM FINANCIAL ACTIVITIES:	
Dividend paid	(499,341)
NET INCREASE (DECREASE) IN CASH	30,122
CASH AT BEGINNING OF YEAR	385,395
CASH AT END OF YEAR	$ 415,517

SUPPLEMENTAL DISCLOSURES:	
Noncash investing and financing transactions	$ -0-
Interest paid	-0-
Income taxes paid	-0-

See accompanying notes to financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Security Transactions

Security transactions and related commissions revenue and expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date basis.

Securities owned by the Company are stated at market quotations value in accordance with industry practice.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation of property and equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising (no direct-response advertising)

The Company expenses advertising as incurred. Advertising expense was $7,399 for the year ended December 31, 2006.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND BROKERS

The amounts shown represent the dollar balances receivable from and payable to the customers and brokers in connection with securities and cash transactions. The net receivables are fully collateralized by securities, the value of which is not reflected in the consolidated financial statements.

Receivables:			Payable:		
Broker - fail to deliver	$	-	Broker - fail to receive	$	-
Broker - trading deposit		75,152	Customer - securities accounts		1,366
Customer - fully secured		-			
Total	$	75,152	Total	$	1,366

JACK V. BUTTERFIELD INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006

NOTE 3 - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering all full time employees who have completed one year of service. The profit sharing plan provides for the employer to contribute an amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2006, the Company contributed $101,755 to the plan.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

The Company has a local retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are nationwide. Banking activities are conducted mainly with commercial banks located in the Jackson, Michigan area to primarily support customer securities activities. At audit date the custodian checking accounts at Comerica Bank and County National Bank exceeded the federally insured limits by $18,573 and the checking account at Citizen Bank exceeded the federally insured limit by $88,154

The Company records clearance of securities transactions on a settlement date basis, which is generally three business days after trade date. The company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

NOTE 5 - MINIMUM CAPITAL REQUIREMENTS

Under the rules prescribed by the Securities and Exchange Commission, the ratio of the firm's aggregated "indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At December 31, 2006, the ratio of aggregate indebtedness to net capital was .952 to 1. The firm's net capital as of December 31, 2006 is $335,304 and exceeds the required net capital of the Securities and Exchange Commission of $250,000 by $85,304.

NOTE 6 - SECURITIES AND EXCHANGE COMMISSION REPORT

Part 1 of the Company's December 31, 2006, Securities and Exchange Commission report Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

JACK V. BUTTERFIELD INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006

NOTE 7 - COMMITMENTS

The Company is under a five year triple net lease of $1,836 per month (see related party transactions). The lease expires December 31, 2009.

2007 =	$	22,032
2008 =	$	22,032
2009 =	$	22,032

NOTE 8 - RELATED PARTY TRANSACTIONS

John C. Butterfield, sole stockholder of Jack V. Butterfield Investment Co., has a 28% interest in the building partnership which leased office space to the Corporation in 2006, and will continue to lease it through 2009. As of December 31, 2006, $272,259 was owed to stockholder.

NOTE 9 - COMPENSATED ABSENCES

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

NOTE 10 - PROVISION FOR FEDERAL INCOME TAX

No provision was made due to election to be treated as an S-Corporation.

NOTE 11 - PREPAID EXPENSES

Prepaid Insurance =	$	7,880

NOTE 12 - COMPANY OWNED SECURITIES

Company owned securities are carried at market value at year end in accordance with industry standards. When computing minimum capital requirements as prescribed by the SEC, a 4% haircut is required on Federal Home Loan Mortgage and a 15% haircut on NASDAQ Stock Market, Inc.

50,000 Federal Home Loan Mortgage Corp.; 4%, due 7/15/11, first call 7/15/05, at $50,000 =	$	49,632
600 shares of NASDAQ Stock Market, Inc. =		18,474
	$	68,106

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

SCHEDLUE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/06

COMPUTATION OF NET CAPITAL

Line	Description	Amount	Code	Amount	Code
1.	Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 373,301	3480
2.	Deduct: Ownership equity not allowable for net capital			( )	3490
3.	Total ownership equity qualified for net capital			373,301	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 373,301	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 33,241	3540		
	1. Additional charges for customers' and non-customers' security accounts		3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver:		3570		
	1. Number of items ____ 3450				
	C. Aged short security differences-less reserve of $ ____ 3460; number of items ____ 3470		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(33,241)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 340,060	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations	1,985	3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	2,771	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue concentration		3650		
	E. Other (list)		3736	(4,756)	3740
10.	Net Capital			$ 335,304	3750

OMIT PENNIES

"No material difference between unaudited computation and above computations"

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/06

Part A — COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line	Description	Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$ 21,275	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000	3760
14.	Excess net capital (line 10 less 13)	$ 85,304	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 303,390	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 320,573	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$ 1,434	3838
19.	Total aggregate indebtedness			$ 319,139	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 95.2%	3850
21.	Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			% 95.2%	3853

Part B — COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

Part C — OTHER RATIOS

Line	Description	Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% N/A	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 1,366	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 1,366	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -0-	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	-0-	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ -0-	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ -0-	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$ -0-	4480
21. Excess of total credits over total debits (line 11 less line 19)	1,366	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	1,366	4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	218,573	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities	-0-	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 218,573	4530
26. Date of deposit (MMDDYY)		4540

"No material difference between unaudited computation and above computation."

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly ____ [4333] Monthly X [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... N/A [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... N/A [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] N/A [4570]

D. (k) (3)—Exempted by order of the Commission .... N/A [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ N/A [4586]
   A. Number of items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ N/A [4588]
   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

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SCHEDULE IV

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. **as of** 12/31/06

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS N/A

Item	Amount	Code
1. **Net ledger balance:**		
A. **Cash**	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION N/A

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

Robert D. McCowen
Certified Public Accountant
P.O. Box 197, 8400 N. Shore Dr.
Clarklake, MI 49234
517/529-9869

Independent Auditor's Report on Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Jack V. Butterfield Investment Co.

In planning and performing my audit of the financial statements of Jack V. Butterfield Investment Co., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert D. McCowen, CPA

Robert D. McCowen, CPA
January 25, 2007

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		LIABILITIES AND STOCKHOLDER'S EQUITY	
Cash	$ 196,944	LIABILITIES:	
Cash - segregated exclusive benefit of customers	218,573	Payable to customers and brokers	$ 1,366
Accounts receivable	177,010	Note Payable - Stockholder	272,259
Company owned securities	68,106		
Prepaid expenses	7,880	Other payable	46,948
Property and equipment (net of depreciation)	25,361	Total liabilities	320,573
		STOCKHOLDER'S EQUITY:	
		Common stock - $1.00 stated value; authorized 25,000 shares; issued and outstanding 9,565 shares	9,565
		Retained earnings	363,736
		Total stockholder's equity	373,301
TOTAL	$ 693,874	TOTAL	$ 693,874

NOTES:

1. Significant accounting policies followed by the Company:

   Securities and transactions and related commission revenue and expenses are recorded on a settlement date basis.

   Securities owned by the Company are carried at market quotation value in accordance with industry standards.

   Property and equipment are stated at cost. Depreciation of property and equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION (CONTINUED)
DECEMBER 31, 2006

1. Significant accounting policies followed by the Company (continued):

   Use of Estimates

   The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Advertising (no direct-response advertising)

   The Company expenses advertising as incurred. Advertising expense was $7,399 for the year ended December 31, 2006.

2. The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $250,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2006, the Company's "net capital" was approximately $335,304 and required capital was $250,000. The ratio of aggregated indebtedness to net capital was .952 to 1.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION (CONTINUED)
DECEMBER 31, 2006

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Jack V. Butterfield Investment Co.

I have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Co., as of December 31, 2006. The statement of financial condition is the responsibility of the Company. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Co., at December 31, 2006, in conformity with generally accepted accounting principles.

Robert D. McCowen, CPA
Robert D. McCowen
Certified Public Accountant

January 25, 2007

The Statement of Financial Condition files pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the office of the Company and at the Chicago Regional and Washington, D.C. offices of the Securities and Exchange Commission.

END